Peter C. Wilson

5839 State Route 30
Lake Clear, New York 12983
Phone: (h) 518-891-2714
(c) 518-225-9552
E-mail: cinesaranaclake@gmail.com

Objective

Involvement in a work environment that involves interaction with the public, outreach and communication skills, and providing assistance to others. A part-time position will allow me to continue non-conflicting projects in which I am currently involved.

Experience

Founding Director
Cinema Saranac Lake, Inc., P.O. Box 1078, Saranac Lake, NY   (2015-present)

Leading the effort to raise funds for, build, and operate a new, state of the art cinema and café in downtown Saranac Lake. This project started from an observation that additional employment *and* entertainment options are needed for families and people of all ages, all physical and developmental abilities, and all income levels. To date, Cinema Saranac Lake has obtained designation as a not-for-profit organization, developed a framework business plan, recruited a charter Board of Directors, and is now exploring fundraising possibilities.

Owner-Proprietor   (1997 – 2015)
Major Plowshares Army & Navy Surplus, 19 Broadway, Saranac Lake, NY

Founder and owner-operator of a small business in a downtown location. This project involved the creation and daily operation of a retail business from the idea phase through location, design, inventory stocking, sales, customer and community relations, marketing, budgeting, and all other aspects of running a small business in a local market.

Estate Executor (for parent)
Independent communications consultant
Pottery artisan – craft show sales
Parent-educator   (1994 – 1997)

Between 1994 and 1997, I took responsibility for care and raising of my two daughters (in 1994, one was an infant, one a toddler). At the same time, I saw to the responsibilities of overseeing the estate of my late mother (who died unexpectedly in 1994), which included personal-property distribution among beneficiaries; rental for two properties, eventual sale of one; interactions with attorneys and financial manager, as well as maintaining peace among the beneficiaries (siblings).
In addition, I did contract work producing printed communications materials for several local organizations (including Lake Placid Commerce and Visitors' Bureau, Saranac Lake Free Library), and produced and sold pottery under the name Mud Seizin' Pottery, primarily through craft shows.

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Communications/Development officer   (1990-1994)
Lake Placid Commerce and Visitors' Bureau, North Country Public Radio,
Lake Placid, NY

Created the position of Director of Communications for the LPCVB (newly combined Chamber of Commerce and Convention Bureau), writing and editing monthly newsletter, creating news releases, dealing with member/consumer issues, other responsibilities. This position was originally a full-time position, but in late 1992, I was approached by North Country Public Radio with a proposal to create a Development/Communications office in the Adirondacks. In this position, I developed underwriting relationships, planned fund-raising events, and worked with NCPR's departments to expand the station's presence in and service to the Adirondack region. I arranged to work half-time for each organization, and did so satisfactorily for approximately two years.

News Director, Assistant Manager (1985-1989)
Radio Lake Placid – WIRD/WLPW, Lake Placid NY

Produced and wrote two daily news programs plus weekly arts/leisure program, developed advertising programs, managed on-air staff schedules, reported on local news events, interviewed newsmakers, hosted radio programs, numerous other duties.

Education
Bachelor of Arts degree in History, Trinity College, Hartford CT   (1980)

Other
- Charter member of the Saranac Lake Downtown Advisory Board, served one term as its first Chairperson.
- Town of Harrietstown (NY) Planning Board member.
- Secretary of the Board of Directors, Saranac Lake Community Store.
- Elder (church board), First Presbyterian Church of Saranac Lake.
- Home-educator (participated in the home-schooling of our two daughters from elementary through middle-school years).
- Community Theatre Players, Lake Placid.
- Began my post-college career in Corporate Banking in New York City (Manufacturers Hanover Trust Co., 1981-85), involved an extensive Business-Administration/Accounting/Proposal-Review training program, also, as an Assistant Vice President, travel to and interaction with corporate accounts in the western US.

Skills
- Communications: written, oral
- Photography
- Desktop publishing
- Negotiation/mediation